UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: February 22, 2011

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

Contact Details:
CAMTEK Mira Rosenzweig CFO Tel: +972-4-604-8308 Fax: +972-4-604 8300 Mobile: +972-54-9050703 mirar@camtek.co.il	INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

CAMTEK ANNOUNCES FOURTH QUARTER AND FULL YEAR 2010 RESULTS

64% year over year increase in 2010 revenues and 48% year over year growth in fourth quarter revenue with continued improvement in gross margins

MIGDAL HAEMEK, Israel – February 22, 2011 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the fourth quarter and full year ended December 31, 2010.

Main Quarterly Financial Highlights
•	Sequential quarterly revenue increase of 6% and year-over-year fourth quarter increase of 48% to $25.4 million.
•	Non-GAAP gross margin of 47.2% for the quarter compared with 43.0% in the fourth quarter of last year; GAAP gross margins of 46%.
•	Non-GAAP operating income of $2.3 million and non-GAAP net income of $2.1 million; GAAP operating income of $1.8 million and GAAP net income of $1.3 million.
•	Positive operating cash flow of $1.8 million in the quarter; cash and cash equivalents balance increased by $1.6 million during the quarter, ending the year with cash of $14.8 million.

Main Yearly Financial Highlights
•	2010 revenues of $87.8 million, growing 64% year-over-year.
•	Non GAAP full year gross margin improved to 44.8% compared with 39.5% last year.
•	Non-GAAP operating income of $6.4 million and net income of $5.7 million; GAAP operating income of $4.9 million and net income of $2.8 million.

Results for the three months period and full year ended December 31, 2010 on a non-GAAP basis, exclude the following items: (i) expenses with respect to the acquisitions of SELA and Printar; (ii) share based compensation expenses (iii) restructuring expenses due to reorganization in the Company’s subsidiaries in Europe and China; and (vi) inventory write off.  Reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Fourth Quarter 2010 Financial Results

Revenues for the fourth quarter of 2010 increased 48% to $25.4 million, compared to $17.2 million in the fourth quarter of 2009. Revenues grew 6% sequentially and came in slightly above the formerly issued guidance range of between $22-25 million. The continued growth is as a result of the continued increase in demand from customers as well as penetration into new customers and increasing sales of the Company’s new products.

Gross profit on a GAAP basis in the quarter totaled $11.7 million (46% of revenues), compared with $3.7 million (22% of revenues) in the fourth quarter of 2009. Gross profit on a non-GAAP basis in the quarter totaled $12.0 million (47.0% of revenues), compared with $7.3 million (43% of revenues) in the fourth quarter of 2009. The improvement in the gross margin resulted mainly from the increase in revenues.

Operating income on a GAAP basis in the quarter was $1.8 million (7% of revenues) compared with an operating loss of $3.2 million in the fourth quarter of 2009.  Non-GAAP operating income was $2.3 million (9% of revenues) in the quarter compared with an operating income of $0.8 million in the fourth quarter of 2009.

Non-GAAP operating expenses in the quarter reached $9.7 million, a sequential increase of $1.2 million mainly due to an increase in R&D expenses mainly related to new product development as well as higher legal expenses related to patent litigation with a competitor.

Net income on a GAAP basis for the fourth quarter of 2010 totaled $1.3 million, or $0.04 per diluted share, compared to a net loss of $4.0 million, or loss of $0.14 per share in the fourth quarter of 2009.

On a non-GAAP basis, net income in the fourth quarter of 2010 was $2.1 million, or $0.07 per diluted share, compared with net income of $0.5 million, or $0.02 per diluted share in the fourth quarter of 2009.

Cash and cash equivalents including restricted cash as of December 31, 2010 was $14.8 million (of which $5.2 million is restricted). In the quarter, the company generated a positive operating cash flow of $1.8 million. In addition, during the fourth quarter, the Company took an additional bank loan, net of repayment, of $0.6 million and invested $0.8 million in capital expenditure, mainly investing in and improving its infrastructure in China.

Full Year 2010 Results Summary

Revenues for the full year of 2010 were $87.8 million, an increase of 64% compared to $53.5 million, as reported in 2009.

Gross profit on a GAAP basis for 2010 was $38.4 million (43.8% of revenues) compared to gross profit of $17.5 million (33.0% of revenues) in 2009. Gross profit for the year on a non-GAAP basis, was $39.3 million (44.8% of revenues), compared to $21.1 million (39.5% of revenues) in 2009.

Operating income in 2010 on a GAAP basis was $4.9 million compared to an operating loss in 2009 of $10.5 million. Non-GAAP operating income in 2010 was $6.4 million compared to an operating loss in 2009 of $6.4 million.

Net income on a GAAP basis for 2010 was $2.8 million compared to a net loss of $11.8 million in 2009.

Net income on a non-GAAP basis for 2010 was $5.8 million, compared to a net loss in 2009 of $7.1 million.

Management Comment

Roy Porat, Camtek’s Chief Executive Officer, commented, “Our revenues for the quarter were even slightly higher than the guidance range we provided last quarter, as our customers are expanding their capacity faster than we had anticipated. While we did face some increased operating expenses in the quarter, overall we are delighted with our results and progress, ending a strong turnaround year for Camtek. We came into 2010 at the start of a recovery in the main two industries in which we operate: that of PCB and Semiconductors. We also see much potential for our two recently acquired growth engines: SELA and Printar, and our new inspection tool to the Front End market, the GANNET, and we are very pleased with how these businesses have advanced throughout the year. We made initial sales of the GANNET and SELA machines and we are making headway with evaluations at some highly strategic customers. We started our beta-test on Printar’s DMD product, which is proceeding according to our milestone timeline, and we believe that we are in a position to target initial installations in the second half of this year.”

Concluded Mr. Porat, “In terms of our outlook for the first quarter of 2011, we anticipate maintaining our current levels of revenue, between $25-$27 million. This indicates a continued strength in our markets, especially since the first quarter is seasonally weaker, as it coincides with the Chinese New Year- China being a region where many of our customers are located. In terms of our ongoing operating expenses excluding legal expenses, we expect some increase in 2011 compared with the run-rate of the fourth quarter, due to an increase in employee related and R&D expenses, mainly due to the expansion of investments in our new product lines. Finally, we believe that our business will continue to grow into 2011and that our new products and growth engines will  contribute significantly to our revenues.”

Conference Call
Camtek will host a conference call today, February 22, 2011, at 10:00 am ET.

Roy Porat, Chief Executive Officer and Mira Rosenzweig, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 10:00 am Eastern Time
Israel:	03 918 0609	at 5:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd provides automated solutions dedicated for enhancing production processes and yield, enabling our customer’s new technologies in two industries: Semiconductors, Printed Circuit Board (PCB) & IC Substrates.

Camtek addresses the specific needs of these industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, ion milling and digital material deposition. Camtek’s solutions range from micro-to-nano by applying its technologies to the industry-specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	December 31,
	2010	2009
	U.S. Dollars (In thousands)
Assets
Current assets
Cash and cash equivalents	9,577	15,802
Accounts receivable, net	28,817	18,712
Inventories	24,034	14,176
Due from affiliates	384	344
Other current assets	2,414	1,691
Deferred tax asset	88	68
Total current assets	65,314	50,793
Fixed assets, net	15,077	15,394
Long term inventory	2,304	4,661
Restricted deposits *	5,182	-
Deferred tax asset	118	98
Other assets, net	460	460
Intangible assets **	4,163	4,356
Goodwill	3,653	3,653
	15,880	13,228
Total assets	96,271	79,415
Liabilities and shareholders’ equity
Current liabilities
Short term bank loans	1,409	-
Long term bank loans – current portion	433	-
Accounts payable – trade	9,761	4,494
Convertible loan – current portion	-	1,666
Other current liabilities	21,408	12,945
Total current liabilities	33,011	19,105
Long term liabilities
Long term bank loans	758	-
Liability for employee severance benefits	626	487
Other long term liabilities **	7,884	8,802
	9,268	9,289
Total liabilities	42,279	28,394

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,370,359 as of December 31, 2010 and 31,328,119 as of December 31, 2009, outstanding 29,277,983 as of December 31,
2010 and 29,235,743 as of December 31, 2009	132	132
Additional paid-in capital	60,452	60,297
Accumulated losses	(4,694)	(7,510)
	55,890	52,919
Treasury stock, at cost (2,092,376 as of December 31, 2010 and 2009)	(1,898)	(1,898)
Total shareholders' equity	53,992	51,021
Total liabilities and shareholders' equity	96,271	79,415

(*)	Bank guarantee against credit line related to the Rudolph Technologies appeal
(**)	Relates to Printar and SELA acquisitions

Camtek Ltd.
Consolidated Statements of Operations

(in thousands, except share data)

	Year ended December 31,		Three months ended December 31,
	2010	2009	2010	2009
	U.S. dollars		U.S. dollars

Revenues	87,780	53,521	25,432	17,222
Cost of revenues	49,361	36,039	13,745	13,489

Gross profit	38,419	17,482	11,687	3,733

Research and development costs	12,906	10,319	3,594	2,771
Selling, general and administrative expenses	20,662	17,667	6,343	4,181

	33,568	27,986	9,937	6,952

Operating profit (loss)	4,851	(10,504)	1,750	(3,219)

Financial income (expenses), net	(1,478)	(952)	(234)	(599)

Income (loss) before income taxes	3,373	(11,456)	1,516	(3,818)

Income tax	(557)	(386)	(203)	(166)

Net income (loss)	2,816	(11,842)	1,313	(3,984)

Net income (loss) per ordinary share:

Basic	0.10	(0.40)	0.04	(0.14)

Diluted	0.09	(0.40)	0.04	(0.14)

Weighted average number of ordinary shares outstanding:

Basic	29,259	29,218	29,278	29,218

Diluted	30,360	29,218	29,991	29,218

Camtek Ltd.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(in thousands, except share data)

	Year ended December 31,		Three months ended December 31,
	2010	2009	2010	2009
	U.S. dollars		U.S. dollars

Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	2,816	(11,842)	1,313	(3,984)

Acquisition of Sela and Printar related expenses(1)	2,093	1,264	386	1,164
Inventory write -downs (2)	159	3,213	159	3,213
Share-based compensation	155	148	32	-
Restructuring expenses (3)	544	-	187	-
Write off of Other assets	-	102	-	102
Non-GAAP net income (loss)	5,767	(7,117)	2,077	495

Gross margin on GAAP basis	43.8%	33%	46%	22%
Reported gross profit on GAAP basis	38,419	17,482	11,687	3,733

Acquisition of Sela and Printar related expenses (1)	731	397	160	397
Inventory write off (2)	159	3,213	159	3,213
Non GAAP gross margin	44.8%	39%	47.2%	43%
Non-GAAP gross profit	39,309	21,092	12,006	7,343

Reported Operating loss attributable to Camtek Ltd. on GAAP basis	4,851	(10,504)	1,750	(3,219)

Acquisition of Sela and Printar related expenses (1)	731	678	160	678
Inventory write off (2)	159	3,213	159	3,213
Share-based compensation	155	148	31	-
Restructuring expenses (3)	544		187
Write off of Other assets	-	102	-	102
Non-GAAP Operating income (loss)	6,440	(6,363)	2,287	774

(1)
During the three and twelve months ended December 31, 2010 and the three and twelve months ended December 31, 2009, the Company recorded acquisition expenses of $0.4 million, $2.1 million, and $1.2 and $1.3 million, respectively, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0 million, $0.4 million and $0.4 million for both periods, respectively. These amounts are recorded under cost of revenues line item. (2) Revaluation adjustments of $0.2 million, $1.4 million and $0.5 million and $0.6 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item and (3) $0.16 million, $0.3 million and $0.1 million for both periods in 2009 with respect to amortization of intangible assets acquired recorded under cost of revenues line item.

The twelve months ended December 31, 2009 also include restructuring expenses of $0.2 million related to the integration of the acquired operations, mainly the abandonment of certain rented properties, recorded under general and administrative expenses line item.

(2)
During the year ended December 31, 2009 the Company recorded inventory write downs in the amount of $2.6 million due to a strategic decision by the Company to discontinue certain old products and an additional amount of $0.6 million, from a write down of software purchased from a former single source supplier which has been replaced by internally developed software, in the three months and twelve months ended December 31, 2010 the company recorded additional $0.16 million write off with respect to this inventory.

(3)
The Company has entered into a Memorandum of Understanding with a Belgian company, according to which, commencing June 2010, this company will distribute the Company’s products for the PCB industry in Europe, subject to and in accordance with terms and conditions referred to in the agreement. Therefore the Company implemented a restructuring plan in its Belgium subsidiary which includes mainly a reduction in workforce and recorded $0.3 million as restructuring expenses under selling, general and administrative expenses line item.

During the three and twelve months ended December 31, 2010  the Company recorded $0.18 million and $0.1 million of restructuring expense with respect to reorganization in its subsidiaries in China.